# Kestra Investment Services, LLC

## Statement of Financial Condition

## December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-49672 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kestra Investment Services, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5707 Southwest Parkway, Building 2, Suite 400
(No. and Street)

| Austin | TX | 78735 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

1-844-553-7872
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

| 2323 Victory Avenue, Suite 2000 | Dallas | TX | 75219 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Joel Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kestra Investment Services, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daphne Hoegg
MY COMMISSION EXPIRES
2/8/23
NOTARY ID: 13189443-1

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Kestra Investment Services, LLC
## Table of Contents
## December 31, 2020

Ernst & Young LLP
2323 Victory Avenue
Dallas, TX 75219

Tel: +1 214 969 8000
ey.com

# Report of Independent Registered Public Accounting Firm

To the Members and Board of Managers of Kingfisher Holding GP, LLC

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kestra Investment Services, LLC (the Company) as of December 31, 2020 and the related notes (referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2014.

February 26, 2021

# Kestra Investment Services, LLC
## Statement of Financial Condition
## December 31, 2020

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 16,710,701 |
| Receivable from broker dealers and clearing firm | | 19,890,490 |
| Receivable from affiliates | | 125,363 |
| Notes receivable, net | | 877,019 |
| Other assets | | 4,587,752 |
| **Total assets** | $ | **42,191,325** |
| **Liabilities** | | |
| Payable for commissions and fees | $ | 14,121,814 |
| Accounts payable and other accrued liabilities | | 3,788,918 |
| Payable to affiliates | | 4,071,744 |
| **Total liabilities** | | 21,982,476 |
| **Member's equity** | | |
| Additional paid-in capital | | 10,104,412 |
| Retained earnings | | 10,104,437 |
| **Total member's equity** | | 20,208,849 |
| **Total liabilities and member's equity** | **$** | **42,191,325** |

The accompanying notes are an integral part of the financial statement.

## 1. Organization and Nature of Business

Kestra Investment Services, LLC ("Company"), a Texas limited liability company, is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and a dually registered member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). The Company provides retail securities brokerage services through a nationwide network of registered representatives. Prior to approximately April 1, 2016, the Company was known as NFP Advisor Services, LLC and, in addition to a broker-dealer, was an investment adviser registered with the SEC.

The Company is owned by Kestra Financial, Inc, ("Parent") formerly known as NFP Advisor Services Holdings D, Inc. On June 3, 2019, Kingfisher Holding LP acquired Kestra Advisor Services Holdings A, Inc. (the "Acquisition"), formerly known as NFP Advisor Services Holdings A, Inc. and its affiliates. Kingfisher Holding LP is managed by Kingfisher Holding GP LLC, which is owned by funds affiliated with and controlled by Warburg Pincus LLC. Prior to the Acquisition, Kestra Financial, Inc. and its affiliates were owned by Kestra Financial Holdings LP, which was managed by Kestra Financial Holdings GP LLC and owned by funds affiliated with and controlled by Stone Point Capital LLC.

In March 2020, the World Health Organization declared the spread of coronavirus disease 2019 ("COVID-19") a worldwide pandemic. The pandemic has negatively impacted the global economy and caused significant volatility in the financial markets. The Company continues to actively monitor the pandemic and has taken and intends to continue taking steps to identify and mitigate the adverse impacts on, and risks to, its business, financial condition, liquidity, operations, employees, clients and business partners. In response to the pandemic, the Company implemented remote work arrangements for nearly all of its employees and has restricted business travel. To date, with the Company's ability to meet a vast majority of its clients' needs through its technology-based platforms and services, these arrangements have not materially affected the Company's ability to maintain its business operations, including the operation of its financial reporting system, internal control and procedures. Based on information available as of the date of this report, the Company does not expect the pandemic to have a material adverse impact on its financial statement

## 2. Significant Accounting Policies

***General***

The financial statement of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company does not carry customer accounts or hold funds or securities for customers, but operates as an introducing broker on a fully disclosed basis and forwards all transactions to one clearing broker-dealer ("clearing broker") or directly to the product fund or carrier.

***Estimates***
The preparation of the Company's financial statement is in conformity with GAAP which requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities at the date of the financial statement. Estimates are used in determining such amounts as expense allocation for shared services support, valuation of litigation, contingency and deferred tax positions, and accruals of certain revenue receivables and expense liabilities. Actual results may differ from those estimates.

***Securities transactions***
Customer accounts are held by the clearing broker or other unaffiliated financial institutions. Commission income and expenses related to customers' securities transactions are reported on a trade date basis.

Securities owned and securities sold, not yet purchased are stated at fair values and represent securities positions of the Company that are results of trades executed on behalf of customers, which are subsequently not honored by the customers. Refer to Fair Value Measurements for policies. The Statement of Financial Condition includes $262,093 of securities owned under other assets and $49,312 of securities sold, not yet purchased under accounts payable and other accrued liabilities.

***Income taxes***
The accounts of the Company are included in the consolidated federal income tax return filed by Parent, and by Parent's top tier holding company Kingfisher Holding A, Inc. The provision for income tax is calculated on a separate return basis. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities. The amount of current and deferred income taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. The year over year change in deferred tax assets and liabilities is recognized in the financial statement.

The Company accounts for uncertain tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statement. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense.

***Cash and cash equivalents***
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

***Fair value measurements***
Fair value accounting establishes a framework for measuring fair value, which is defined as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). This

framework includes a fair value hierarchy that prioritizes the inputs to the valuation technique used to measure fair value.

The classification of a financial instrument within the valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels of the hierarchy in order of priority of inputs to the valuation technique are defined as follows:

> Level 1 - Valuations are based on unadjusted quoted prices in active markets for identical financial instruments;
>
> Level 2 - Valuations are based on quoted market prices, other than quoted prices included in Level 1, in markets that are not as active or on inputs that are observable either directly or indirectly for the full term of the financial instrument; and
>
> Level 3 - Valuations are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.

The carrying amounts of the Company's financial assets and liabilities are deemed to be Level 1 within the fair value hierarchy.

***Notes receivable***
The Company makes loans to financial advisors backed by promissory notes from the advisors. These loans help the Company recruit and transition new financial advisors and assist the Company in retaining the business of existing financial advisors. In some cases, principal and interest under the notes are paid to the Company by the applicable financial advisor over the term of the loan. In other cases, the loans are forgivable. In these cases, payments of principal and interest are waived by the Company over the term of the loan based, typically, on the financial advisor achieving defined production thresholds. The Company generally has discretion to classify amounts waived, cancelled or forgiven under any promissory note in any manner the Company chooses, including but not limited to, treating amounts as compensation or imputed income to the advisors. Credit risk for loans is tied primarily to the ability of financial advisors to meet production thresholds under their notes and the ability of the Company to collect amounts owed upon default, if any. The Company mitigates credit risk by securing a pledge and assignment of, and offset right to, any compensation payable by the Company or its affiliate to the borrower. Interest rates on the loans may vary on a case-by-case basis, but are not set below the Applicable Federal Rate at the time of issuance. The net receivable for the loans of $877,019 are reported as Notes receivable on the Statement of Financial Condition.

***Capitalized recruiting costs***
The Company pays fees to third-party recruiters and bonuses to employees for recruiting independent financial advisors, and thereby bring their client's accounts to the Company, which generates commission revenue, and monthly service fee revenue to the Company. The Company capitalizes the incremental costs of obtaining a contract with a financial advisor if

the costs (1) relate directly to an existing contract or anticipated contract, (2) generate or enhance resources that will be used to satisfy performance obligations in the future, and (3) are expected to be recovered. These costs are included in other assets on the Statement of Financial Condition and will be amortized over the length of the estimated relationship. The unamortized cost totals $1,634,883 at December 31, 2020.

The Company uses an amortization method that is consistent with the pattern of transfer of goods or services to its customers. Any costs that are not incremental costs of obtaining a contract with a customer, such as costs of onboarding, training and support of independent financial advisors, would not qualify for capitalization.

***Recent accounting developments***
*Measurement of Credit Losses* — In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, *Financial Instruments-Credit Losses: Topic 326*. The new guidance requires entities to measure current expected credit losses ("CECL") for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The Company adopted the ASU on January 1, 2020 and has performed an assessment of its allowance for credit losses under the new standard, which does not have a material impact to the Company's financial statement.

## 3. Deposits Held by Clearing Broker and Clearing Organization

Under the terms of the clearing agreements between the Company and the clearing broker and clearing organization, the Company is required to maintain a certain level of cash on deposit with the clearing broker and clearing organization. Should the clearing broker and clearing organization suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing broker and clearing organization. Included in other assets on the Statement of Financial Condition is approximately $160,000 of funds on deposit with the clearing broker and a clearing organization.

## 4. Income Taxes

The Company is included in a consolidated U.S. federal income tax return, as well as other state and local tax returns that are filed by Parent, or its top tier holding company. As of December 31, 2020, Parent is subject to U.S. federal income tax examinations for the tax years 2017 to 2019, and various state and local income tax examinations for the tax years 2010 through 2019.

As of December 31, 2020 the Company's total unrecognized tax benefits for uncertain tax positions was $6,856,664. The uncertain tax positions relate to potential state tax filing requirements and increased state tax liabilities due to the Company's business activities in

those states. Estimated interest and penalties related to the uncertain tax positions totaled $5,539,963 as of December 31,2020. The Company believes that the total amounts of unrecognized tax benefits could decrease within the next twelve months by approximately $809,786 based on current estimates. As discussed further below, the Company entered into a tax sharing arrangement (the "Tax Sharing Agreement") in which Parent agrees to reimburse the Company for any taxes incurred for the uncertain tax positions.

Pursuant to the terms under the Tax Sharing Agreement dated June 25, 2016, Parent agrees to indemnify the Company for state taxes incurred as a result of any state jurisdiction imposing tax under an agency nexus assertion. The Company records an indemnification receivable reflecting the terms of the Tax Sharing Agreement. For purposes of the financial statement, the indemnification asset and the liability for uncertain tax positions are presented on a net basis in the Statement of Financial Condition.

The Company records current and deferred taxes as a payable to (receivable from) affiliate. As of December 31, 2020, the Company had a payable of $113,359 and such amount is included in the payable to affiliates in the accompanying Statement of Financial Condition. During 2020, the Company made income tax payments to Parent in the amount of $3,102,301 for income taxes due for 2019 and 2020. At December 31, 2020, the Company had deferred tax liabilities of $713,276 relating to prepaid expenses, client account transfers, and internal and external commissions. At December 31, 2020, the Company had deferred tax assets of $1,015,882 primarily consisting of $477,676 for forgivable loans, $245,014 for deferred revenue, $170,443 for accrued expenses, $40,983 relating to fixed assets, and $81,766 for other items included in other assets. There is no valuation allowance recorded, as the Company believes it is more likely than not that there is an ability to realize its deferred income tax assets.

## 5. Related Party Transactions

The Company has transactions and relationships with affiliate companies. Because of these relationships, the terms of these transactions may not be the same as those that would result from transactions among unrelated parties.

The Company has entered a Corporate Services Agreement among Parent, Kestra Advisory Services, LLC (“RIA”), and certain of Parent’s acquired firms (“Subsidiaries”), under which Parent provides Shared Services and Home Office Services to the Company, RIA, and Subsidiaries. The Company reimburses Parent for such services on a regular basis. At December 31, 2020, $3,129,166 is included in the payable to affiliates.

The Company has an Administrative Services Agreement with Parent, RIA and Subsidiaries. Based on this agreement, the Company obtains certain Administrative Services from Parent through Subsidiaries to support the business activities of the Company, and the Company reimburses Parent for the expenses associated with such services on a regular basis. At

December 31, 2020, the Statement of Financial Condition includes $414,971 of outstanding reimbursement to Parent in the payable to affiliates.

The Company also has an Expense Sharing Agreement with RIA, under which the Company and RIA agree to share certain assets and services benefiting both parties, allocate associated expenses in a fair and reasonable manner and reimburse each other on a regular basis. At December 31, 2020, an amount of $70,516 is included in the payable to affiliates.

The Company also has a Networking Agreement with Kestra Private Wealth Services, LLC ("PWS"), under which PWS provides advisory services to certain registered representatives of the Company. PWS allocates the expenses associated with such services to the Company. At December 31, 2020, the Statement of Financial Condition includes $91,736 of outstanding reimbursement to PWS in the payable to affiliates.

The Statement of Financial Condition also includes $125,363 of receivables from affiliates and $365,356 of payables to affiliates other than Parent, RIA, and PWS as disclosed above related to inter-company transactions.

## 6. Dividends to Parent

During 2020, the Company paid dividends to Parent in the amount of $8,000,000. As a registered securities broker-dealer, SEC Rule 15c3-1 requires the Company to provide written notice to its regulator for any such dividend or capital distribution should certain criteria be met. The regulator may prohibit the Company from making future cash dividend payments if the resulting reduction to shareholder's equity would meet or exceed the defined criteria.

## 7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company's net capital of $7,438,651 was $5,976,440 in excess of its required minimum net capital of $1,462,211. The Company's ratio of aggregate indebtedness to net capital was 2.95 to 1 as of December 31, 2020.

As an NFA member and introducing broker-dealer, the Company is subject to a minimum net capital requirement of $45,000 pursuant to Commodity Futures Trading Commission ("CFTC") regulation 1.17. However, as the Company's minimum net capital requirement pursuant to the SEC is $1,462,211, the Company's minimum net capital requirement is the greater of NFA or SEC requirements.

## 8. Credit Risk

The Company maintains its cash in bank depository accounts, which, at times, may exceed federally insured limits. The Company selects depository institutions based, in part, upon management's review of the financial stability of the institutions. To date, the Company has experienced no losses in its depository accounts. At December 31, 2020, all cash and cash equivalents were held at one institution, which were $16,440,116 in excess of the FDIC limit.

The Company clears securities transactions through the clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from counterparties' failure to fulfill their contractual obligations. This right applies to all trades executed through the clearing broker, and therefore the Company believes there is no maximum amount assignable to this right. At December 31, 2020, the Company did not have material liabilities with regard to this right.

The Company is further exposed to credit risk for commissions receivable from the clearing broker and other unaffiliated institutions. Such credit risk is generally limited to the amount of receivable from brokers, dealers, and clearing organization.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

## 9. Commitments and Contingencies

In the ordinary course of business, the Company is involved in lawsuits and other claims. Management will continue to respond appropriately to these lawsuits and claims and vigorously defend the Company's interests. The Company has errors and omissions and other insurance to provide protection against certain losses that arise in such matters, although such insurance may not cover the costs or losses incurred by the Company.

## 10. Subsequent Events

The Company has performed an evaluation of subsequent events from January 1, 2021 through February 26, 2021 the date of issuance of the financial statement. There have been no other subsequent events that would require recognition or disclosure in the financial statement.